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Exhibit 99.3

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three and six months ended August 31, 2016. This MD&A should be read in conjunction with our unaudited consolidated interim financial statements and corresponding notes for the three and six months ended August 31, 2016 and our Annual Information Form for the year ended February 29, 2016 (the "AIF") filed on SEDAR at www.sedar.com (SEDAR) and on EDGAR at www.sec.gov/edgar/searchedgar/companysearch.html (EDGAR). Our unaudited consolidated interim financial statements and corresponding notes for the three and six months ended August 31, 2016 are available on SEDAR and EDGAR.

        Our unaudited consolidated interim financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP) and are reported in United States dollars (USD). The information contained in this MD&A is dated as of October 12, 2016 and is current to that date, unless otherwise stated. Our fiscal year commences on March 1 of each year and ends on the last day of February of the following year.

        In this document, unless the context requires otherwise, "we", "us", "our", the "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its direct and indirect subsidiaries. The contents of this MD&A have been approved by our Board of Directors, on the recommendation of our Audit Committee.

        We refer to both Nokia Solutions and Networks and its predecessor business Nokia Siemens Networks as "Nokia" in this MD&A. Nokia is a trademark of Nokia Corporation or its affiliates.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in USD.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements that are reporting results or statements of historical fact, are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations of these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding: our strategic plans and objectives; growth strategy; customer diversification and expansion initiatives; our expectations with respect to our relationships with channel partners; our expectations with respect to end-customer demand for our products; our expectations regarding the development of our target markets; and our plans, objectives and targets for operating cost reductions, revenue growth and margin performance. There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are set forth in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

Risks and Uncertainties

        We are exposed to risks and uncertainties in our business, including the risk factors set forth below:

  •
  limited cash resources and our dependence on our credit facilities and accommodations by our lenders and certain suppliers;

  •
  our reliance on a small number of customers for a large percentage of revenue;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  our history of losses;

  •
  our ability to implement our ongoing program of operating cost reductions;

  •
  our dependence on our ability to develop new products, enhance existing products and execute product roll-outs on a basis that meets customer requirements;

  •
  uncertainty with the size of any future revenue opportunities through the Nokia channel;

  •
  our exposure to product warranty claims, and inventory and account receivables exposure in relation to recent product quality issues;

  •
  our ability to successfully manage our resources;

  •
  our dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel;

  •
  quarterly revenue and operating results that are difficult to predict and can fluctuate substantially;

  •
  a lengthy and variable sales cycle;

  •
  our reliance on suppliers, including outsourced manufacturing, third party component suppliers and suppliers of outsourced services;

  •
  our ability to manage the risks related to increasingly complex engagements with channel partners and end-customers;

  •
  pressure on our pricing models from existing and potential customers and as a result of competition;

  •
  our exposure to credit risk for accounts receivable;

  •
  our dependence on the development and growth of the market for high-capacity wireless communications services;

  •
  the allocation of radio spectrum and regulatory approvals for our products;

  •
  the ability of our customers to secure a license for applicable radio spectrum;

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  changes in government regulation or industry standards that may limit the potential market for our products;

  •
  currency fluctuations;

  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;

  •
  risks associated with software licensed by us;

  •
  a change in our tax status or assessment by domestic or foreign tax authorities;

  •
  exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;

  •
  our exposure to potential product defects and product liability claims and health and safety risk relating to wireless products;

  •
  the impact that general economic weakness and volatility may be having on our customers; and

  •
  disruption resulting from economic and geopolitical uncertainty.

Additional risks related specifically to our securities include:

  •
  risks associated with our outstanding warrants and the impact that the terms of such warrants have on our ability to raise capital and to undertake certain business transactions;

  •
  risks associated with our ability to raise additional capital;

  •
  large fluctuations in the trading price of our common shares;

  •
  our actual financial results may vary from our publicly disclosed forecasts;

  •
  expense and risks associated with being a U.S. public company and possible loss of our foreign private issuer status;

  •
  expense and risks associated with the loss of our ability to use the multi-jurisdictional disclosure system ("MJDS") adopted by the United States and Canada;

  •
  an investor may not be able to bring actions or enforce judgment against us and certain of our directors and officers;

  •
  we do not currently intend to pay dividends on our common shares;

  •
  tax consequences associated with an investment in our securities;

  •
  future sales of common shares by our existing shareholders could cause our share price to fall;

  •
  our management's broad discretion over the use of proceeds of financings; and

  •
  certain Canadian laws could prevent or deter a change of control.

        In the three and six months ended August 31, 2016, approximately 24% and 31% of our sales were through the Nokia channel. Recent developments within Nokia, including Nokia's combination with

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Alcatel-Lucent, have increased uncertainty for the future of this channel. See "Recent Developments – Nokia Sales Channel Update".

        Also see the discussion under "Recent Developments-Liquidity Discussion" in this MD&A, as well as the discussion under "Risk Factors" contained in our most recently filed AIF.

        Any of the risks referred to above could cause actual results or outcomes to differ materially from those discussed in forward-looking statements. Although we have attempted to identify important factors that could cause our actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Ongoing global economic uncertainty could impact forward-looking statements contained in this MD&A in an unpredictable and possibly detrimental manner. In light of these risks and uncertainties, the forward-looking events described in this MD&A might not occur or might not occur when stated.

Non-GAAP Performances Measures

        Readers are cautioned that this MD&A contains certain information that is not consistent with financial measures prescribed under GAAP. See discussion below under "Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED FINANCIAL INFORMATION

	Three Months Ended			Six Months Ended
	August 31, 2016	August 31, 2015	August 31, 2014	August 31, 2016	August 31, 2015	August 31, 2014
REVENUE
Hardware and other	9,530	22,613	35,233	18,152	46,177	62,804
Services	3,700	4,304	2,700	7,623	7,080	3,900

	13,230	26,917	37,933	25,775	53,257	66,704

COST OF SALES
Hardware and other	7,085	19,458	30,479	13,804	38,208	52,967
Services	1,923	2,744	338	3,857	4,490	645

	9,008	22,202	30,817	17,661	42,698	53,612

Gross profit before inventory provisions (note 1)	4,222	4,715	7,116	8,114	10,559	13,092

	31.9%	17.5%	18.8%	31.5%	19.8%	19.6%
Inventory provision	365	730	1,223	365	1,025	1,313

Gross profit	3,857	3,985	5,893	7,749	9,534	11,779

	29.2%	14.8%	15.5%	30.1%	17.9%	17.7%
EXPENSES
Research and development	2,027	3,875	4,859	4,136	8,108	9,559
Selling and marketing	1,774	3,052	3,308	3,795	6,296	6,673
General and administrative	3,120	3,603	3,998	6,251	7,089	7,989

	6,921	10,530	12,165	14,182	21,493	24,221

Loss before other items	(3,064)	(6,545)	(6,272)	(6,433)	(11,959)	(12,442)
Other Expenses
Goodwill impairment	—	(11,927)	—	—	(11,927)	—
Amortization of intangible assets	(94)	(149)	(339)	(184)	(332)	(648)
Accretion expense	(33)	(61)	—	(68)	(132)	(40)
Interest expense	(354)	(560)	(379)	(736)	(1,091)	(804)
Warrant issuance expenses	(469)	—	(221)	(561)	—	(221)
Fair value adjustment — warrant liability	602	373	(1,002)	846	895	(852)
Gain on change in estimate	—	—	—	—	—	101
Foreign exchange (loss)/gain	(68)	(214)	253	(220)	(294)	374

Loss before income taxes	(3,480)	(19,083)	(7,960)	(7,356)	(24,840)	(14,532)
Income tax expense	220	1,620	450	382	1,687	545

Net Loss	(3,700)	(20,703)	(8,410)	(7,738)	(26,527)	(15,077)
Net income attributable to non-controlling interest	(238)	(269)	(454)	(300)	(399)	(419)

Net Loss attributable to shareholders	(3,938)	(20,972)	(8,864)	(8,038)	(26,926)	(15,496)
Basic & Diluted loss per share	(0.96)	(6.96)	(3.47)	(2.16)	(8.94)	(6.34)
Basic & Diluted weighted average shares outstanding	4,085,920	3,014,892	2,555,762	3,716,149	3,013,417	2,442,248

        Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The principal differences between the three and six months ended August 31, 2016 and August 31, 2015 are explained as follows:

  •
  In the three and six month period ended August 31, 2016 the most significant contributors to the decrease in revenue over the same period in the prior fiscal year were decreases in sales through the Nokia channel, combined with decreases in sales a Tier 1 carrier in India.

  •
  Our gross profit percentage was higher during the three and six months ended August 31, 2016 compared to the same periods in fiscal year 2016 primarily due to a change in the mix of customers and products.

  •
  Operating expenses in the three and six months ended August 31, 2016 were $3.6 million and $7.3 million lower than they were in the same period in the previous year primarily as a result of restructuring initiatives taken in fiscal year 2016 which reduced the size of the staff internationally and cut spending on contractors and material purchased for the creation of prototypes.

        The principal differences between the three and six months ended August 31, 2016 and August 31, 2014 are explained as follows:

  •
  The reduction in revenue can be primarily attributed to reduced sales through the Nokia channel in addition to reduced sales to a Tier 1 carrier in India.

  •
  The gross profit percentage improved due to decreases in material costs and a change in customer mix with a less significant percentage of the total revenue coming from lower margin customers.

  •
  Operating expenses decreased primarily as a result of decreased spending across a number of areas, most significantly compensation related spending following the restructuring initiatives in fiscal year 2016.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Consolidated Balance Sheet Data

	As at August 31, 2016	As at February 29, 2016
Assets
Current Assets
Cash and cash equivalents	7,471	4,277
Trade receivables	13,879	18,986
Inventory	22,701	22,702
Other current assets	2,393	2,777

	46,444	48,742
Long Term Assets
Property and equipment	3,092	3,702
Intangible assets	495	623

	3,587	4,325
Total Assets	50,031	53,067

Liabilities
Debt facility	17,030	22,152
Accounts payable and accrued liabilities	25,343	23,832
Deferred revenue	779	1,944
Deferred tax liability	281	294
Warrant liability	1,057	117

	44,490	48,339
Long Term Liabilities
Deferred revenue	459	498
Warrant liability	3,420	3

	3,879	501
Shareholders' equity (deficiency)
Capital stock	225,943	221,128
Contributed surplus	9,593	9,235
Deficit	(226,263)	(218,225)
Accumulated other comprehensive loss	(9,618)	(9,618)

Total Shareholder's equity (deficiency)	(345)	2,520
Non-controlling interests	2,007	1,707

Total Equity	1,662	4,227
Total Liabilities and Equity	50,031	53,067

Shares issued & outstanding	5,486,776	3,020,069

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recently completed eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as our audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes.

        Historically, our financial results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results reflect the project nature of network installations. In addition, results may vary as a result of staffing levels, infrastructure additions required to support our operations and material costs required to support design initiatives.

	FY15		FY16				FY17
	Nov 30 2014	Feb 28 2015	May 31 2015	Aug 31 2015	Nov 30 2015	Feb 29 2016	May 31 2016	Aug 31 2016

Revenue	47,320	43,742	26,340	26,917	20,997	12,041	12,545	13,230
Gross Profit before inventory provisions (note 1)	7,990	9,684	5,844	4,715	5,144	2,684	3,892	4,222
Gross Profit %	16.9%	22.1%	22.2%	17.5%	24.5%	22.3%	31.0%	31.9%
Inventory provisions	272	1,187	295	730	210	3,181	0	365
Gross Profit after inventory provisions	7,718	8,497	5,549	3,985	4,934	(497)	3,892	3,857
Gross Profit % after inventory provisions	16.3%	19.4%	21.1%	14.8%	23.5%	(4.1% )	31.0%	29.2%
Operating Expenses	12,192	11,304	10,963	10,530	8,689	7,594	7,261	6,921
Loss before other items	(4,474)	(2,807)	(5,414)	(6,545)	(3,755)	(8,091)	(3,369)	(3,064)
– (gross profit less operating expenses)
Loss for the period	(3,436)	(2,123)	(5,824)	(20,703)	(5,754)	(9,283)	(4,038)	(3,700)
Net loss per share
Basic and Diluted	(1.25)	(0.75)	(1.98)	(7.00)	(2.00)	(3.02)	(1.23)	(0.96)
Weighted average number of shares outstanding
Basic & Diluted	3,010,178	3,011,065	3,011,941	3,014,892	3,018,034	3,019,712	3,346,378	4,085,920
Total Assets	120,291	121,053	113,587	88,327	69,241	53,067	48,418	50,031

Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Overview

        DragonWave is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is mobile network backhaul. Additional applications include leased line replacement, last mile fiber extension and enterprise networks.

        We support product lines branded under the names Horizon, Avenue and Avenue Lite, Harmony and Harmony Lite, Harmony Eband, Harmony Enhanced and Harmony Enhanced MC. The key elements of our solutions include: high performance; carrier-grade availability; cost-competitiveness; support of legacy networking standards; and the availability of advanced network management and wireless network IP planning.

        The demand for our products is driven by global trends, including IP convergence and pressure on backhaul capacity caused by increased functionality of mobile devices, the shift in demand from voice to multimedia content and services, growing demand for wireless coverage, increasing number of subscribers, and investment in radio access network spectrum. In our target markets, network traffic is shifting from legacy TDM traffic to IP-based traffic to improve network efficiency and enable IP-based services. Principally, we target the global wireless communications service provider market and, in particular, those service providers offering high-capacity wireless communication services, including traditional cellular service providers and emerging broadband wireless access (BWA) service providers.

        We sell our products both directly and indirectly through our channel partners.

        Our direct customers are typically service providers that operate networks in large geographical areas. The sales cycle to this class of customer typically involves a trial (or trials), and typically requires twelve to eighteen months from first contact before orders are received, but can be longer, particularly in greenfield situations. Once the order stage is reached, a supply agreement is usually established and multiple orders are processed under one master supply agreement. Master supply agreements provide the framework for future business and do not generally include any volume commitments.

        Our channel partners are distributors, value-added resellers and OEMs including system integrators and network equipment vendors. In 2012, we acquired Nokia's microwave product line. Nokia rebrands our Harmony product as FlexiPacket. During the three and six months ended August 31, 2016, the Nokia channel accounted for 24% and 31% of our sales. See "Recent Developments – Nokia Sales Channel Update" below.

        We also have a 50.1% owned subsidiary, DragonWave HFCL India Private Limited ("DragonWave HFCL") to address the Indian market. Because we have a controlling interest in the subsidiary we consolidate its results. Our sales of services and locally sourced material in India flowed through DragonWave HFCL and accounted for $1.8 million and $2.9 million of our total revenue in the three and six months ended August 31, 2016.

        We outsource most of our manufacturing and certain elements of the supply chain management and distribution functions. Outsourcing these functions allows us to focus on designing, developing, selling and

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

supporting our products. Our research and development expenses have historically been, and will continue to be, a significant portion of our overall cost structure as we will continue to invest in new product features and new platforms to better serve the current and future needs of our customers.

        Our industry is global and highly competitive. We face competition in our target markets from two types of microwave equipment suppliers: hybrid equipment suppliers (including NEC Corporation, Nokia, Ericsson and Huawei) and suppliers, like us, of Ethernet equipment (including SIAE Microelettronica, Ceragon Networks Ltd. and Aviat Networks, Inc.). We also face competition from full service network integrators such as Huawei, NEC Corporation, Nokia and Ericsson, who have developed competing Ethernet-based products for IP networks.

        Our business priorities include: managing resources to minimize cash demands; strengthening our balance sheet; maintaining our global reach while focusing on key revenue growth areas; maintaining and growing our relationships with channel partners; building on customer wins; and building toward leadership in outdoor smallcell backhaul.

        Our primary operational objective is to achieve cash flow break-even and reduce our net losses. To this end, we plan to focus on revenue opportunities with higher gross margin potential and lower working capital requirements, at the same time as we restructure the size of the organization to stay in line with our current revenue levels and geographic focus.

Recent Developments

Highlights of Our Financial Results

        The following are key points on our results of operations for the second quarter ended August 31, 2016, compared to the same periods in the prior fiscal year:

  •
  Our revenue decreased by $13.7 million and $27.5 million when comparing the three and six month periods ended August 31, 2016 and August 31, 2015.

	Three months ended August 31	Six months ended August 31
Revenue ended August 31, 2015	26,917	53,257
Decrease in sales through Nokia Channel	(6,769)	(15,744)
Decrease in direct sales to a Tier 1 carrier located in India	(5,355)	(7,167)
Decrease in direct and indirect sales in North America	(1,928)	(4,490)
Decrease in direct sales in Europe, Middle East & Africa	(636)	(1,349)
Increase in direct sales to the Rest of World	1,001	1,268

Total Change	(13,687)	(27,482)

Revenue ended August 31, 2016	$13,230	$25,775

  •
  Our gross profit percentage in the second quarter of fiscal year 2017 increased to 29.2% from 14.8% in the second quarter of fiscal year 2016. The improvement was driven by a decrease in the

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

    proportion of sales made through lower margin customers and a shift toward the sale of higher capacity products.

  •
  Operating expenses decreased as well. The following table highlights the key factors contributing to lower operating expenses.

	Q2 FY2017 vs. Q2 FY2016	YTD FY2017 vs YTD FY2016
Key Drivers:
Compensation related spending; results primarily from global staff reductions in FY2016	(1.8)	(4.3)
Contractor and professional services spending	(1.0)	(1.7)
Travel & living	(0.3)	(0.6)
Spending on materials for prototypes	(0.8)	(1.2)
Warehousing costs	0.3	0.5

	(3.6)	(7.3)

  •
  We recorded a warrant issuance expense associated with the August 2016 public offering of $0.5 million in the three months ended August 31, 2016. The results on a year to date basis also include $0.1 million of warrant issuance costs associated with the April, 2016 registered direct offering, so that on a year to date basis the warrant issuance expense is $0.6 million.

  •
  A fair value adjustment gain of $0.6 million and $0.8 million was realized during the three and six months ended August 31, 2016, respectively as a result of a change in the warrant valuation on the warrants outstanding from the equity offerings completed in August 2016, April 2016, August 2014 and September 2013.

  •
  Other items before taxes impacting the loss in the second quarter and six months ended August 31, 2016 totaled $0.5 million and $1.2 million and included amortization of software assets, accretion expense, interest expense, and a foreign exchange loss.

  •
  In the three and six months ended August 31, 2016 we recognized a tax expense of $0.2 million and $0.4 million related to tax liabilities in regions in which we are profitable but do not have loss carry-forwards available.

  •
  The net loss attributable to shareholders was $ 3.9 million and $ 8.0 million for the three and six months ended August 31, 2016.

  •
  In the three and six months ended August 31, 2016, we repaid $1.8 million and $5.1 million on our line of credit which decreased the outstanding debt balance to $17.0 million.

  •
  We completed an underwritten public offering on August 8, 2016. Under the terms of the offering, we issued and sold 1,823,880 Class A units at $3.35 and 30,164 Class B units at $3.34. Each Class A unit consisted of one common share, one five-year warrant (the "Long-Term Warrant") to purchase one common share and two six-month warrants (the "Short-Term Warrant"). Each Class B unit

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

    consisted of a pre-funded warrant (the "Pre-Funded Warrant") to purchase one common share, one Long-Term Warrant and two Short-Term Warrants. The Long-Term Warrants have an exercise price of $4.37 per share, are exercisable immediately and will expire on August 8, 2021. The Short-Term Warrants have an exercise price of $4.00 per share, are exercisable immediately and will expire on February 8, 2017. The Pre-Funded Warrants are exercisable immediately with no expiration date, are deemed purchased for a price of $3.34 per underlying common share by virtue of purchasing a Class B Unit and have an exercise price of $0.01 per share. The net proceeds of the offering, after expenses, were $5.5 million.

  •
  Our cash balance at August 31, 2016 was $7.5 million which represented a $3.2 million increase from the cash balance at February 29, 2016.

Liquidity and Cash Resources

        The consolidated financial statements for the year ended August 31, 2016 have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities and commitments in the normal course of business in the foreseeable future. We have a history of losses and we have consumed significant cash resources in the past, and we have continued to do so in the three and six months ended August 31, 2016. Recently, we have experienced additional liquidity pressure as a result of reduced revenue from a significant OEM channel and an ongoing dispute over inventory shipped to a customer in India in June 2015.

        We have been able to make progress in restructuring the business. This progress includes the following highlights:

  •
  Reduced operating expenses by 34% in the first six months of fiscal year 2017 compared to the same period in the previous year primarily through reductions in staff levels internationally;

  •
  Raised $9.5 million in cash (net of commission and expenses) with a public offering in August, 2016 and a registered direct offering in April, 2016 which in both cases included common shares and warrants;

  •
  Reduced outstanding debt on our credit facility by $15.8 million between August 31, 2015 and August 31, 2016 primarily by leveraging our working capital;

  •
  Improved the gross profit percentage in the second quarter of fiscal year 2017 to 29.2% from 14.8% in the second quarter of fiscal year 2016;

  •
  Continued to work closely with our credit facility partners;

  •
  Initiated arbitration proceedings to seek resolution to our customer dispute in India.

        We remain in breach of the original terms of our debt facility, and we are negotiating a new long term debt facility with our lending partners. See the discussion under "Debt Facility" below. The continued consumption of cash has raised substantial doubt about our ability to continue as a going concern. Our

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

plans to restructure the business and overcome these difficulties include initiatives in a number of areas including:

  •
  Targeting our sales efforts to direct and indirect opportunities in markets with higher gross margins, and lower working capital requirements;

  •
  Adjusting our business focus and resources away from Nokia in order to support new sales channels;

  •
  Renegotiating the terms of existing debt facilities;

  •
  Continuing to minimize fixed and variable operating expenses, by tightly controlling discretionary spending and headcount growth;

  •
  Actively investigating and pursuing alternative forms of financing;

  •
  Reducing inventory levels in both raw material and finished goods inventory; and,

  •
  Working closely with vendors to ensure supply continuity.

        These plans may be difficult to achieve. They are dependent on a number of key assumptions including the timing of significant new customer projects, success in arbitration with the customer located in India, and accommodations from our suppliers and credit lenders. It is possible that the plans described above may not be fully executed or may occur too slowly to solve our current liquidity concerns. There can be no assurance that the existing financing facility can be renegotiated or that any other forms of financing can be arranged on satisfactory terms. Our unaudited consolidated interim financial statements do not include any adjustments to the accounts and classification of assets and liabilities that may be necessary if we are unable to continue as a going concern. Such adjustments could be material.

Expense Reduction Actions

        As part of an overall plan to decrease our operating expenses we reduced our global workforce early in the third quarter of fiscal year 2016 by approximately 23%. Through attrition, staff levels have continued to decline so that the current regular full time global head count is 35% lower than it was twelve months ago. Coupled with this staff reduction, has been a significant decline in the number of external contractors used to fulfill R&D program requirements, particularly in China. Material spending for prototype development has been severely curtailed as well as travel spending. As a result of these initiatives operating expenses have declined $7.3 million between the first six months of fiscal year 2017 and the same period in the prior fiscal year.

Arbitration Process in India

        An arbitration process has been initiated with a customer in India, Bharti Airtel Limited, through an arbitral tribunal to resolve a dispute over the customer's payment for inventory (with a sale value of $4.7 million) shipped to this customer in June, 2015. The customer has now submitted its claim statement, which discloses an aggregate claim amount of approximately $5.1 million in respect of, among other things, damages claimed with respect to lost revenue, import duties, and inventory replacement costs. We believe that the claim has no merit. We do not believe that we will incur a loss related to this claim. As a result, we

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

have not recognized any expense associated with this claim in our financial statements. We have booked the value of the inventory provided to Bharti as an asset with a cost of $4.6 million. We have not received any payment with respect to this inventory. We have submitted a counter-claim and the arbitration meetings are held on a regular basis.

Nokia Sales Channel Update

        Following Nokia's announced combination with Alcatel-Lucent, which has a vertically integrated microwave business unit, we announced that we have reshaped our channel strategy. Our revised strategy primarily positions our latest and new products directly to customers. We may continue to provide software maintenance and level 3 hardware support to Nokia for the large installed base of network elements deployed by both our Company and Nokia to date. In addition, we expect to sell the Harmony FlexiPacket Multiradio (Harmony Radio) product family and legacy products through the Nokia channel to customers who wish to continue with this platform, although we do expect these sales levels to decrease over time. To facilitate these ongoing activities, our global framework agreements will continue in place.

        We negotiated a termination fee with Nokia in 2013, valued $8.7 million which was to be paid in installments by us to Nokia. At August 31, 2016 the liability is valued at $3.5 million (February 29, 2016 – $3.3). The increase in the valuation of the liability since February 29, 2016 relates to changes in the foreign exchange rates between the EURO and U.S. dollar.

Debt Facility

        In light of our liquidity issues, our credit facility and our relationship with our lenders is a primary focus for us.

        We have an existing credit facility with Comerica Bank and Export Development Canada which is an asset based credit facility. We had drawn $17.0 million on the facility as at August 31, 2016 (February 29, 2016 – $22.2 million), and $1.9 million against our letter of credit facility (February 29, 2016 – $1.9 million). The credit facility which was extended on January 6, 2014, matured on June 1, 2016 and is secured by a first priority charge on all of our assets and our principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, representations and warranties. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand.

        On October 12, 2016 we signed a fourth forbearance agreement which is valid until April 1, 2017. It identifies new minimum covenant levels reflecting our revised financial plans. The forbearance agreement includes a requirement to hold a minimum of $1.0 million at Comerica Bank, reduces the facility commitment from $40.0 million to $30.0 million, includes additional compliance requirements and implements more frequent monitoring. As part of this forbearance agreement, we will be issuing warrants to purchase 375,000 common shares to the lenders at an exercise price of $4.00 per share. These warrants will expire five years from the date of issuance. We are in ongoing negotiations with our lending partners to put in place a new long term debt facility.

        We have not made any debt re-payments on the line of credit subsequent to August 31, 2016.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Strategic Review Process

        Our Board of Directors reviews our corporate strategy on an ongoing basis. The Board continues to review all strategic and financial alternatives that may be available, including a potential sale of the Company, debt or equity financing, business combinations, joint ventures and strategic alliances, and ways to optimize our stand alone plan. CIBC World Markets Inc. has been engaged since January, 2014 to assist in the analysis of our strategic and financing alternatives. They continue to be engaged in this capacity. HC Wainwright has been engaged to investigate financing options, and recently represented us in the registered direct offering in April, 2016 and the underwritten public offering in August, 2016. Both are discussed further below.

Share Consolidation

        The Board of Directors effected a share consolidation on February 2, 2016 ("the Consolidation") on the basis of twenty-five (25) pre-Consolidation shares for one (1) post-Consolidation share. The Consolidation of our common shares was intended to establish the basis for the shares to trade above US$1.00, as per the listing requirements of the NASDAQ. The Consolidation reduced the number of outstanding common shares from approximately 75,493,513 to approximately 3,019,717. Each fractional share remaining after the share consolidation was cancelled. The number of outstanding warrants, stock options and restricted share units were proportionately adjusted by the consolidation ratio and the exercise prices correspondingly increased by the same consolidation ratio. All shares and exercise prices are presented on a post-consolidation basis in our unaudited interim consolidated financial statements and in this MD&A.

Equity Offerings

        On August 8, 2016 we completed a public offering. Under the terms of the offering, we issued and sold 1,760,880 Class A units at $3.35 and 30,164 Class B units at $3.34, for aggregate gross proceeds of $6.0 million. Concurrent with the underwritten public offering in the United States, we issued an additional 63,000 Class A Units on a private placement basis to purchasers in Canada for additional gross proceeds of $0.2 million. The total net proceeds after deducting commission and expenses was $5.5 million. Each Class A unit consisted of one common share, one five-year warrant (the "Long-Term Warrant") to purchase one common share and two six-month warrants (the "Short-Term Warrant"). Each Class B unit consisted of a pre-funded warrant (the "Pre-Funded Warrant") to purchase one common share, one Long-Term Warrant and two Short-Term Warrants. The Long-Term Warrants have an exercise price of $4.37 per share, are exercisable immediately and will expire on August 8, 2021. The Short-Term Warrants have an exercise price of $4.00 per share, are exercisable immediately and will expire on February 8, 2017. The Pre-Funded Warrants are exercisable immediately with no expiration date, are deemed purchased for a price of $3.34 per underlying common share by virtue of purchasing a Class B Unit and have an exercise price of $0.01 per share. Upon issuance, we recognized a liability in the amount of $4.0 million for the warrants.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        On April 11, 2016 we completed a registered direct offering. Under the offering, we issued 599,998 common shares and concurrently in a private placement issued warrants to purchase 299,999 common shares exercisable until April 11, 2021 at an exercise price of $8.50. The price per common share and one half of a warrant was $7.25 and resulted in total gross proceeds of $4.35 million. The net proceeds of the offering, after expenses, were $4.0 million. We expect that any exercise of the warrants will result in the cash proceeds from the exercise of such warrants being paid to us. Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC acted as the exclusive placement agent for the registered direct offering.

Adjusted Cashflow from Operations/Adjusted EBITDA

Please note: Adjusted Cashflow from Operations/Adjusted EBITDA is a non-GAAP measure. See "Use of Non-GAAP Performance Measures".

	FY17 Q2	FY17 Q1	FY16 Q4	FY16 Q3
Revenue	13,230	12,545	12,041	20,997
Cost of Sales	9,373	8,653	12,538	16,063

Gross Profit	3,857	3,892	(497)	4,934
	29.2%	31.0%	(4.1)%	23.5%
Add:
Inventory Provisions	365	—	3,181	210

Gross profit before inventory provisions (Note 1)	4,222	3,892	2,684	5,144
	31.9%	31.0%	22.3%	24.5%
Operating Expenses	6,921	7,261	7,594	8,689
Less:
Amortization	(458)	(469)	(467)	(494)
Stock-based compensation	(160)	(215)	(210)	(273)

	6,303	6,577	6,917	7,922

Adjusted Cashflow from Operations/Adjusted EBITDA	(2,081)	(2,685)	(4,233)	(2,778)

Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Comparison of the three and six months ended August 31, 2016 and August 31, 2015

Revenue

	Three Months Ended			Six Months Ended
	August 31, 2016	August 31, 2015	Variance	August 31, 2016	August 31, 2015	Variance
	$	$	$	$	$	$
Hardware and other	9,530	22,613	(13,083)	18,152	46,177	(28,025)
Services	3,700	4,304	(604)	7,623	7,080	543

	13,230	26,917	(13,687)	25,775	53,257	(27,482)

        Hardware and other sales include both the microwave backhaul equipment shipped and the related software upgrades. The Services category includes software maintenance contracts, extended warranty programs and site planning and installation services. Hardware and related software sales revenue declined, primarily as a result of decreases in sales through the Nokia Channel. The change in services revenue relates to the timing of installation services contracts with Tier 1 carriers in both India and North America.

        We analyze our sales according to geographic region, and target our product development strategy and the location of our sales and marketing resources according to where we believe opportunity exists. The table below displays this information for the three months ended August 31, 2016 and August 31, 2015.

	Three Months Ended August 31, 2016				Three Months Ended August 31, 2015
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	771	—	771	6%	898	—	898	3%
Europe, Middle East & Africa	1,424	2,895	4,319	33%	2,060	7,767	9,827	37%
India	1,952	212	2,164	16%	7,307	1,412	8,719	32%
United States	3,581	—	3,581	27%	5,382	19	5,401	20%
Rest of World	2,380	15	2,395	18%	1,379	693	2,072	8%

	10,108	3,122	13,230	100%	17,026	9,891	26,917	100%

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The table below displays the geographic comparatives for the six months ended August 31, 2016 and August 31, 2015.

	Six Months Ended August 31, 2016				Six Months Ended August 31, 2015
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	1,416	—	1,416	6%	1,580	—	1,580	3%
Europe, Middle East & Africa	2,318	7,507	9,825	38%	3,667	19,270	22,937	43%
India	3,405	266	3,671	14%	10,572	1,985	12,557	24%
United States	7,016	—	7,016	27%	11,342	19	11,361	21%
Rest of World	3,733	114	3,847	15%	2,465	2,357	4,822	9%

	17,888	7,887	25,775	100%	29,626	23,631	53,257	100%

Gross Profit

	Three Months Ended			Six Months Ended
	August 31, 2016	August 31, 2015	Variance	August 31, 2016	August 31, 2015	Variance
	$	$	$	$	$	$
Gross Profit before inventory provisions	4,222	4,715	(493)	8,114	10,559	(2,445)
(Note 1)	31.9%	17.5%	14.4%	31.5%	19.8%	11.7%
Inventory provisions	365	730	(365)	365	1,025	(660)
Gross Profit	3,857	3,985	(128)	7,749	9,534	(1,785)
	29.2%	14.8%	14.3%	30.1%	17.9%	12.2%

Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

        Our gross profit percentage improved during the three and six months ended August 31, 2016 compared to the same periods in the prior fiscal year. This improvement relates primarily to a shift in both product and customer mix. A less significant portion of our sales are flowing through OEM channels, which traditionally have a lower margin. In addition a lower percentage of our sales are being derived from shipments to low margin geographic regions like India.

Expenses

Research and Development ("R&D")

Three Months Ended			Six Months Ended
August 31, 2016	August 31, 2015	Variance	August 31, 2016	August 31, 2015	Variance
$	$	$	$	$	$
2,027	3,875	(1,848)	4,136	8,108	(3,972)

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        R&D spending is lower as a result of decreased spending following restructuring activities that took place in FY2016. Not only has there been a significant reduction in the size of our R&D staff in both China and Canada but we have scaled back the number of programs we are working on. As a result, R&D contractor spending and materials spending for prototype development and software have both decreased as well.

  Changes to R&D Expense in USD Millions:

	Q2 FY2017 vs. Q2 FY2016	YTD FY2017 vs YTD FY2016
Key Drivers:
Compensation related spending – international staff levels down by approximately 50%	(0.9)	(2.5)
Professional fees, contractor services and government incentives in China	(0.3)	(0.4)
Material spending on prototypes and software	(0.6)	(1.1)

	(1.8)	(4.0)

Sales and Marketing ("S&M")

Three Months Ended			Six Months Ended
August 31, 2016	August 31, 2015	Variance	August 31, 2016	August 31, 2015	Variance
$	$	$	$	$	$
1,774	3,052	(1,278)	3,795	6,296	(2,501)

        The S&M organization, which includes marketing, product line management, customer service and sales was also impacted by staff reductions in fiscal year 2016. With the objective of reducing spending in the organization we reduced travel & living disbursements as well as professional and consulting fees.

  Changes to S&M expense in USD Millions:

	Q2 FY2017 vs. Q2 FY2016	YTD FY2017 vs YTD FY2016
Key Drivers:
Compensation related spending; results primarily from global staff reductions in FY2016	(0.7)	(1.5)
Professional fees and contractor spending	(0.4)	(0.6)
Travel & Living	(0.2)	(0.4)

	(1.3)	(2.5)

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

General and Administrative ("G&A")

	Three Months Ended			Six Months Ended
	August 31, 2016	August 31, 2015	Variance	August 31, 2016	August 31, 2015	Variance
	$	$	$	$	$	$
Breakdown by functional area:
Finance, human resources and executive office	1,225	1,822	(597)	2,457	3,630	(1,173)
Operations organization
Gross operations spending	2,057	2,478	(421)	4,155	5,014	(859)
Portion to be recovered through Cost of Sales	(410)	(1,001)	591	(896)	(2,198)	1,302
DragonWave HFCL spending	248	304	(56)	535	643	(108)

	3,120	3,603	(483)	6,251	7,089	(838)

        G&A expenses have decreased across all functional areas, however, as sales have declined the recovery of direct operations spending through Cost of Sales has also declined.

Changes to G&A Expenses in USD Millions:

	Q2 FY2017 vs. Q2 FY2016	YTD FY2017 vs YTD FY2016
Key Drivers:
Compensation related spending	(0.5)	(1.1)
Professional fees and insurance costs	(0.5)	(0.9)
Travel & Living	(0.1)	(0.2)
Lower spending on rent and consumable materials for operations	(0.2)	(0.3)
DragonWave HFCL spending (India)	(0.1)	(0.1)
Warehousing costs	0.3	0.5
Operations spending not recovered through Cost of Sales (due to decreased volumes)	0.6	1.3

	(0.5)	(0.8)

Goodwill Impairment

Three Months Ended			Six Months Ended
August 31, 2016	August 31, 2015	Variance	August 31, 2016	August 31, 2015	Variance
$	$	$	$	$	$
—	(11,927)	11,927	—	(11,927)	11,927

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        We recorded a non-cash impairment charge of $11.9 million in the second quarter of fiscal year 2016 after performing our annual goodwill impairment test which indicated the carrying value of the goodwill was fully impaired.

Amortization of Intangible Assets

Three Months Ended			Six Months Ended
August 31, 2016	August 31, 2015	Variance	August 31, 2016	August 31, 2015	Variance
$	$	$	$	$	$
94	149	(55)	184	332	(148)

        The amortization of software has decreased as the net book value of Infrastructure Systems Software and Computer Software has declined.

Accretion Expense

Three Months Ended			Six Months Ended
August 31, 2016	August 31, 2015	Variance	August 31, 2016	August 31, 2015	Variance
$	$	$	$	$	$
33	61	(28)	68	132	(64)

        During the three and six months ended August 31, 2016 we incurred accretion expenses associated with a termination liability in connection with the termination of a services agreement with Nokia discussed above under "Recent Developments–Nokia Sales Channel Update". The accretion expense in the three and six months ended August 31, 2015 includes both the accretion expense associated with the termination liability and the accretion expense associated with a capital lease.

Interest Expense

Three Months Ended			Six Months Ended
August 31, 2016	August 31, 2015	Variance	August 31, 2016	August 31, 2015	Variance
$	$	$	$	$	$
354	560	(206)	736	1,091	(355)

        Interest expense relates primarily to interest on our debt facility, this expense decreased in the three and six month period ending August 31, 2016 compared with the same period in the prior year because the weighted average debt outstanding decreased between fiscal year 2017 and fiscal year 2016.

        During the three and six months ended August 31, 2016 the weighted average debt outstanding was $17.8 million and $18.8 million (three and six months ended August 31, 2015–$33.4 million and $33.0 million). Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Warrant Issuance Expenses

Three Months Ended			Six Months Ended
August 31, 2016	August 31, 2015	Variance	August 31, 2016	August 31, 2015	Variance
$	$	$	$	$	$
469	—	469	561	—	561

        In April 2016 and August 2016 we completed equity offerings which included the issuance of warrants. Of the total equity issuance costs, a portion was attributed to the warrants specifically and expensed to our consolidated statement of operations for the three and six months ended August 31, 2016.

Fair Value Adjustment–Warrant Liability

(Gain)

Three Months Ended			Six Months Ended
August 31, 2016	August 31, 2015	Variance	August 31, 2016	August 31, 2015	Variance
$	$	$	$	$	$
(602)	(373)	(229)	(846)	(895)	49

        The warrant liability is required to be presented at its estimated fair value as at each balance sheet date. Increases or decreases in fair value of the warrants are included as a component of other income (expense) in our consolidated statement of operations. The income for the three and six months ended August 31, 2016 related to the warrants which were issued pursuant to the offerings in August 2016, April 2016, August 2014 and September 2013.

Foreign Exchange Loss

Three Months Ended			Six Months Ended
August 31, 2016	August 31, 2015	Variance	August 31, 2016	August 31, 2015	Variance
$	$	$	$	$	$
68	214	(146)	220	294	(74)

        The foreign exchange losses result from the translation of foreign denominated monetary accounts and the strength of the U.S. dollar relative to foreign currencies. During the three and six months ended August 31, 2016 the most significant impact on the foreign exchange loss came from the translation of the foreign denominated liabilities to U.S. dollars.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Income Taxes Expense

Three Months Ended			Six Months Ended
August 31, 2016	August 31, 2015	Variance	August 31, 2016	August 31, 2015	Variance
$	$	$	$	$	$
220	1,620	(1,400)	382	1,687	(1,305)

        The tax expense in both the three and six months ended August 31, 2016 reflects the anticipated payment of cash taxes in India and in entities which perform services for DragonWave internationally including in China.

        In the prior fiscal year the tax expense is comprised of two elements. An expense of $0.1 million and $0.2 million was recognized for the anticipated payment of cash taxes in the three and six months ended August 31, 2015 respectively. The second element relates to the creation of a valuation allowance. As of August 31, 2015 our deferred tax assets related to net operating loss carry-forwards in the United States. During the three months ended August 31, 2015 we recorded an increase in the valuation allowance of $1.5 million as management believed it was more likely than not that the related deferred tax assets would not be realized. There are no deferred tax assets recorded as at August 31, 2016.

Use of Non-GAAP Performance Measures

"Gross profit before inventory provisions"

        In this MD&A we break out "Gross profit before inventory provisions" as this measure allows management to evaluate our operational performance and compare to prior periods more effectively. "Gross profit before inventory provisions" does not have any standardized meaning prescribed by GAAP, it is therefore unlikely to be comparable to similar measures presented by other issuers and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We believe that it is useful to compare gross profit results without the impact of inventory provisions, since our inventory provisions generally relate to discontinuance of products. We believe this non-GAAP measure also provides investors with a better ability to understand our operational performance. We calculate "Gross profit before inventory provisions" consistently over each fiscal period.

        The most directly comparable GAAP measure presented in our consolidated interim financial statements for the three and six months ended August 31, 2016 to "Gross profit before inventory provisions" is "Gross profit".

"Adjusted Cashflow from Operations/Adjusted EBITDA"

        In this MD&A we also break out "Adjusted Cashflow from Operations" also called "Adjusted EBITDA". This measure corresponds to earnings before interest, taxes, depreciation and amortization less elements that are non-cash in nature. Because it omits non-cash items, we feel that Adjusted Cashflow from Operations/Adjusted EBITDA better represents the cash impact of the results of operations in the

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

period. Adjusted Cashflow from Operations/Adjusted EBITDA does not have any standardized meaning prescribed by GAAP, and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. Consistent improvement in Adjusted Cashflow from Operations/Adjusted EBITDA is one of management's primary objectives. Reducing cash usage from drivers other than working capital and capital investments is an important objective for us and we believe this financial measure is therefore useful to investors in evaluating our operating performance.

        The most directly comparable GAAP measure presented in our consolidated interim financial statements for the three and six months ended August 31, 2016 to "Adjusted Cashflow from Operations/Adjustment EBITDA" is "Net Loss". A reconciliation of "Adjusted Cashflow from Operations/Adjusted EBITDA" to "Net Loss" is set out below.

        Reconciliation of Adjusted Cashflow from Operations/Adjusted EBITDA to Net Loss

	FY17 Q2	FY17 Q1	FY16 Q4	FY16 Q3
Adjusted Cashflow from Operations/Adjusted EBITDA	(2,081)	(2,685)	(4,233)	(2,778)
Include the following items:
Stock-based compensaton	(160)	(215)	(210)	(273)
Inventory provisions	(365)	—	(3,181)	(210)
Amortization of Property, Plant and Equipment	(458)	(469)	(467)	(494)
Amortization of intangible assets	(94)	(90)	(96)	(149)
Accretion expense	(33)	(35)	(37)	(36)
Restructuring expense	—	—	(130)	(1,419)
Interest expense	(354)	(382)	(424)	(499)
Warrant issuance expenses	(469)	(92)	—	—
Fair value adjustment–warrant liability	602	244	(69)	293
Foreign exchange (loss)/gain	(68)	(152)	(307)	270
Income tax expense	(220)	(162)	(129)	(459)

Net Loss	(3,700)	(4,038)	(9,283)	(5,754)

"Days Sales Outstanding excluding Tier 1 carrier in India"

        In this MD&A we break out "Days Sales Outstanding excluding Tier 1 carrier in India" as this measure allows management to evaluate our Days Sales Outstanding (DSO) performance and compare to prior periods absent the effect of the extended payment terms granted to this customer. "Days Sales Outstanding excluding Tier 1 carrier in India" does not have any standardized meaning prescribed by GAAP, it is therefore not comparable to similar measures presented by other issuers and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We believe that it is useful to compare DSO results without

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

the impact of extended payment terms granted to one customer, since these terms are not standard for us and are unlikely to be afforded to other customers. We believe this non-GAAP measure also provides investors with a better ability to understand our operational performance. The most directly comparable GAAP measure presented in our consolidated interim financial statements for the three and six months ended August 31, 2016 to "Days Sales Outstanding excluding Tier 1 carrier in India" is "Days Sales Outstanding".

Liquidity and Capital Resources

        The following table sets out some of the key balance sheet metrics:

	As at August 31, 2016	As at February 29, 2016
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	7,471	4,277
Working Capital	1,954	403
Long Term Assets	3,587	4,325
Long Term Liabilities	3,879	501
Working Capital Ratio	1:1	1:1
Days Sales Outstanding in accounts receivable (Note 1)	95 days	114 days
Inventory Turnover	1.2 times	1.6 times

        Note 1: Days Sales Outstanding in accounts receivable excluding a Tier 1 carrier in India at August 31, 2016 were 60 days (68 days at February 29, 2016).This is a non-GAAP measure. See "Use of Non-GAAP performance measures".

Cash and Cash Equivalents

        As at August 31, 2016, we had $7.5 million in Cash and Cash Equivalents ("Cash"), representing a $3.2 million increase from the Cash balance at February 29, 2016.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following table explains the change in Cash during the three and six months ended August 31, 2016.

	Three months ended August 31, 2016	Six months ended August 31, 2016
Operating activities
Net loss	(3,700)	(7,738)
Items not affecting cash	157	695

Net loss excluding items not affecting cash	(3,543)	(7,043)

Working Capital Changes
Trade receivables	1,121	5,107
Inventory	611	1
Other current assets	(209)	384
Accounts payable and accrued liabilities	2,223	1,475
Deferred revenue and other long term liabilities	(651)	(1,204)

Changes in non-cash working capital items	3,095	5,763

Investing activities
Acquisition of property and equipment	(148)	(317)
Acquisition of intangible assets	(20)	(56)

	(168)	(373)

Financing activities–excluding debt repayment
Repayments on capital lease obligation	(12)	(32)
Issuance of common shares and warrants net (Note 1)	5,985	10,001

	5,973	9,969

Cash generated before debt repayment	5,357	8,316

Debt repayment	(1,837)	(5,122)
Cash and cash equivalents at beginning of period	3,951	4,277

Cash and cash equivalents at end of period	7,471	7,471

Note 1:
Issuance of common shares and warrants net	5,985
Less: warrant issuance costs (reflected in Net Loss)	(469)
Less: proceeds options and warrants	(28)

Net proceeds from the August 2016 direct equity offering	5,488

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Key points associated with the Cash increase include:

  •
  We utilized cash from operations during both the three and six month periods because we continue to operate in a net loss position;

  •
  Net working capital changes provided cash for the business;

  •
  Investments in the acquisition of property and equipment as well as in software continue to be small;

  •
  We increased our cash resources through the issuance of common shares and warrants in both the three and six months ended August 31, 2016; and,

  •
  We continued to make debt repayments in fiscal year 2017 which depleted our cash resources.

  Working Capital

Changes in working capital	May 31, 2016 to August 31, 2016	February 29, 2016 to August 31, 2016
Beginning working capital balance	667	403
Cash and cash equivalents	3,520	3,194
Trade receivables	(1,121)	(5,107)
Inventory	(611)	(1)
Other current assets	209	(384)
Debt facility	1,837	5,122
Accounts payable and accrued liabilities	(2,223)	(1,511)
Deferred revenue	625	1,165
Deferred tax liability	(14)	13
Warrant liability	(935)	(940)

Net change in working capital	1,287	1,551

Ending working capital balance	1,954	1,954

  Trade Receivables

        Our trade receivables balance decreased by $5.1 million between February 29, 2016 and August 31, 2016 due to our continued collection efforts in the three and six months ended August 31, 2016. Our days sales outstanding performance improved from 114 days at February 29, 2016 to 95 days at August 31, 2016. Our allowance for doubtful accounts continues to represent a small percentage of our total trade receivables outstanding (August 31, 2016-1.8%; February 29, 2016-1.2%).

        As at August 31, 2016, two customers exceeded 10% of the total receivable balance. These customers represented 37% and 14% of the trade receivables balance (February 29, 2016 – two customers represented 52% and 16% of the trade receivables balance).

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Included in G&A expenses is a nominal bad debt expense for the three and six month period ended August 31, 2016 (three and six months ended August 31, 2015 – expense of $0.1 million and $0.1 million).

  Inventory

        The inventory balance remained unchanged relative to the closing balance at February 29, 2016. There were however, changes by product category and those changes are outlined below in USD millions:

Closing inventory February 29, 2016	22.7
Increase in Harmony Enhanced	2.6
Decrease in Horizon Compact Plus	(0.9)
Decrease in Hub800	(0.7)
Decrease in Quantum	(0.6)
Decrease in inventory held for customer support & warranty	(0.3)
Other	(0.1)

Net Change in Inventory	0.0

Ending inventory at August 31, 2016	22.7

        We use an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders or demand forecasts in place for raw materials and manufactured products with these contract manufacturers. The value of the inventory held by our primary contract manufacturer at August 31, 2016 was $13.6 million (February 29, 2016 – $16.8 million).

  Accounts Payable and Accrued Liabilities

        The accounts payable and accrued liabilities balance increased by $1.5 million between February 29, 2016 and August 31, 2016 primarily due to increases in purchasing tied to higher sales level. We continue to extend the payment terms with our vendors as we manage the business with limited cash resources.

Debt Facility

        We established an asset based credit facility with Comerica Bank and Export Development Canada which was extended on January 6, 2014 and matured on June 1, 2016. On October 12, 2016 we signed a forbearance agreement (our fourth) related to this credit facility, which will expire on April 1, 2017. Under the forbearance agreement we are required to a minimum of $1.0 million at Comerica Bank. In addition, the forbearance agreement reduces the facility commitment from $40.0 million to $30.0 million, includes other compliance requirements and implements more frequent monitoring. As well, warrants to purchase 375,000 common shares will be issued to the lenders at an exercise price of $4.00 per share. These warrants expire five years from the date of issuance. We are working closely with our lenders to establish a new long term debt facility.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Over the past twelve month period, we have reduced the balance of the debt facility by $15.8 million from $32.8 million at August 31, 2015 to $17.0 million at August 31, 2016. (February 29, 2016 – $22.2 million) We also had $1.9 million outstanding against our letter of credit facility at August 31, 2016 (February 29, 2016 – $1.9 million).

        The credit facility is secured by a first priority charge on all of the assets of DragonWave Inc. and its principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. During the three and six months ended August 31, 2016 the weighted average debt outstanding was $17.8 million and $18.8 million (three and six months ended August 31, 2015 – $33.4 million and $33.0 million) and we recognized $0.3 million and $0.7 million in interest expense related to the debt facility (three and six months ended August 31, 2015 – $0.6 million and $1.1 million).

        We made no further payments on the debt facility between August 31, 2016 and the date of this MD&A.

Equity Offerings and Use of Proceeds

August 2016 Equity Offering

        On August 8, 2016 we completed a public offering. Under the terms of the offering, we issued and sold 1,760,880 Class A units at $3.35 and 30,164 Class B units at $3.34, for aggregate gross proceeds of $6.0 million. Concurrent with the underwritten public offering in the United States, we issued an additional 63,000 Class A Units on a private placement basis to purchasers in Canada for additional gross proceeds of $0.2 million. The total net proceeds after deducting commission and expenses was $5.5 million. Each Class A unit consisted of one common share, one five-year warrant (the "Long-Term Warrant") to purchase one common share and two six-month warrants (the "Short-Term Warrant"). Each Class B unit consisted of a pre-funded warrant (the "Pre-Funded Warrant") to purchase one common share, one Long-Term Warrant and two Short-Term Warrants. The Long-Term Warrants have an exercise price of $4.37 per share, are exercisable immediately and will expire on August 8, 2021. The Short-Term Warrants have an exercise price of $4.00 per share, are exercisable immediately and will expire on February 8, 2017. The Pre-Funded Warrants are exercisable immediately with no expiration date, are deemed purchased for a price of $3.34 per underlying common share by virtue of purchasing a Class B Unit and have an exercise price of $0.01 per share. Upon issuance, we recognized a liability in the amount of $4.0 million for the warrants.

Intended Use of Proceeds	Estimated Amount		Actual Use of Proceeds	Actual Amount		Variances
General corporate purposes	USD$	5.5 million	General corporate purposes	USD$	0.9 million	No variances to date

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

April 2016 Equity Offering

        On April 11, 2016, we issued 599,998 common shares in a registered direct offering, and concurrently in a private placement, issued warrants to purchase 299,999 common shares (the "2016 Warrants") exercisable at an exercise price of $8.50 until April 11, 2021 (the "April 2016 Equity Offering"). The price per common share and one half of a warrant was $7.25 and resulted in total gross proceeds of $4.4 million (net proceeds of $4.0 million). The warrants are not exercisable until October 12, 2016. The proceeds from the April 2016 Equity Offering are expected to be used for general corporate purposes, which may include working capital, general and administrative expenses, capital expenditures and implementation of our strategic priorities.

        Upon issuance, we recognized a liability in the amount of $1.2 million for the April 2016 Warrants.

Intended Use of Proceeds	Estimated Amount		Actual Use of Proceeds	Actual Amount		Variances
General corporate purposes	USD$	4.0 million	General corporate purposes	USD$	4.0 million	No variances to date

2013 Equity Offering

        On September 23, 2013, pursuant to the public offering of units (the "2013 Equity Offering"), we issued 11,910,000 common shares and 8,932,500 warrants for proceeds, before deducting fees and expenses, of approximately $25.0 million. After deducting fees and expenses, we realized net proceeds of $22.4 million. The units were offered at a price of $2.10 per unit. Each unit consisted of one common share and three quarters of one warrant (each whole warrant a "2013 Warrant"). Each whole 2013 Warrant originally entitled the holder to purchase one common share at an exercise price of $2.70 per share until September 23, 2018, subject to certain adjustments. Subsequent to the Consolidation, 25 whole 2013 Warrants entitled the holder to purchase one common share at an exercise price of $32.50 per share. In connection with the August 2016 public offering, and pursuant to the terms of the 2013 Warrants, the exercise price of the 2013 Warrants was changed, such that 25 whole 2013 Warrants entitle the holder to purchase one common share at a price of $2.80 per share.

        As at September 23, 2013 we recognized a liability in the amount of $6.4 million for the 2013 Warrants.

Commitments as at August 31, 2016

        Future minimum operating lease payments as at August 31, 2016 per fiscal year relate to leases of office and warehouse space.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        They are as follows:

		Payment due by period (Figures are in thousands of USD)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Total Operating Lease Obligations	$603	$525	$78	—	—

        We are subject to claims and legal actions in the normal course of our business activities. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

        A complaint for patent infringement against us was filed but not served on September 9, 2016. We believe that it has no merit and we intend to vigorously defend ourselves in this matter.

Outstanding Share Data

        Our common shares are listed on the Toronto Stock Exchange under the symbol DWI and on the NASDAQ under the symbol DRWI.

        The following table shows common share activity in the three and six months ended August 31, 2016.

Common Shares
Balance at February 29, 2016	3,020,069

Share issuance	599,998
Other	500

Balance at May 31, 2016	3,620,567

Share issuance	1,823,880
Exercise of pre-funded warrants	30,164
Exercise of options	11,893
Share issuance – ESPP	272

Balance at August 31, 2016	5,486,776

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is a summary of stock option activity:

	Three and six months ended August 31, 2016		Three and six months ended August 31, 2015
	Options	Weighted Average Exercise Price (CAD)	Options	Weighted Average Exercise Price (CAD)
Options at February 29, 2016 and February 28, 2015	276,728	$32.82	159,421	$76.34
Granted	82,025	$6.22	59,608	$19.29
Exercised	(288)	$3.00	—	$—
Forfeited	(16,205)	$131.67	(7,283)	$182.77

Options at May 31, 2016 and 2015	342,260	$21.79	211,746	$56.62

Granted	5,120	$7.32	160	$14.50
Exercised	(11,893)	$3.00	—	$—
Forfeited	(26,117)	$33.48	(20,359)	$93.78

Options at August 31, 2016 and 2015	309,370	$21.28	191,547	$52.63

        As at August 31, 2016 the following securities were issued and outstanding: 5,486,776 common shares, options to purchase 309,370 common shares granted under our Share Based Compensation Plan and 7,982,443 warrants exercisable for 5,946,943 common shares. The number of common shares issuable upon the exercise of the warrants is subject to adjustment in accordance with terms of the warrants.

        As of October 12, 2016 the following securities were issued and outstanding: 5,487,500 common shares, options to purchase 541,822 common shares granted under our Share Based Compensation Plan, and 7,982,443 warrants exercisable for 5,946,943 common shares. The number of common shares issuable upon the exercise of the warrants is subject to adjustment in accordance with terms of the warrants.

Restricted Shares & Employee Share Purchase Plan

        We launched an Employee Share Purchase Plan ("ESPP") on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. We will match the employees' contribution at a rate of 25%. During the three and six months ended August 31, 2016 a total of 218 and 384 common shares were purchased by employees at fair market value, while we issued 54 and 94 common shares as its matching contribution. The shares we contributed will vest twelve (12) months after issuance.

        We record an expense equal to the fair value of shares granted pursuant to the ESPP over the period the shares vest. The total fair value of the shares earned during the three and six months ended August 31, 2016 was $3 thousand and $6 thousand (three and six months ended August 31, 2015 – $3 thousand and $6 thousand). The fair value of the unearned ESPP shares as at August 31, 2016 was $2 thousand (August 31, 2015 – $13 thousand). The number of shares held for release, and still restricted under the ESPP at August 31, 2016 was 679 (August 31, 2015-915).

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Restricted Share Units (RSUs)

        Pursuant to the terms of our Share Based Compensation Plan, we entered into restricted share unit agreements with certain of our independent directors. These units which were issued during July 2014 were subject to each director's continued engagement on the Board for a period of one year from the date of issuance. All of the originally issued RSU"s vested during the second quarter of fiscal year 2016 with the exception of 800 RSU's which were cancelled on April 14, 2015.

Off-Balance Sheet Arrangements

(Actual Dollars)

City	Country	Lessor	Lease Expiry	Cost per Month
Dubai	UAE	TECOM Investments FZ-LLC	November, 2016	$3,450
Luxembourg City	Luxembourg	ME Business Solutions S.à r.l.	Month to Month	$1,700
Ottawa (Warehouse & Operations at Terry Fox Drive + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2016	$90,000
Herzlyia	Israel	Margalin Holdings Ltd.	November, 2016	$2,500
Shanghai	China	Shanghai Lingang Economic	September, 2017	$20,800
Gurgaon	India	Narinder Singh & Songs (P) LTD	March, 2018	$4,430

        The leases listed above are arranged at market pricing levels in all jurisdictions and the lease periods listed above represent a commitment for the time period indicated. We are actively seeking sub-lease arrangements in a number of locations as part of our efforts to reduce costs. There can be no assurance that we will secure sub-leases or that sub-lease terms will be favorable.

        We use an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. In some cases when a product has been purchased by a contract manufacturer but not pulled on for a build after a certain amount of time, we provide a deposit against that inventory, but do not take ownership of it.

        Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders in place for raw materials and manufactured products with these contract manufacturers as well. All of this material is considered to be part of the normal production process and we take provisions against any portion of that inventory that we do not expect to be fully used based on current forecasts and projections. As mentioned previously, we would generally be responsible for the cost of the material approved to be purchased on our behalf by our contract manufacturers should those forecasts or projections change.

        As at August 31, 2016, we have provisions totaling $2.7 million on inventory held by contract manufacturers that we do not expect to be fully used.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

Categories for financial assets and liabilities

        The following table summarizes the carrying values of our financial instruments:

	August 31, 2016	February 29, 2016
Assets held at fair value (A)	7,471	4,277
Loans and receivables (B)	13,951	19,110
Other financial liabilities (C)	41,005	44,434
Liabilities held at fair value (D)	4,477	120

(A)
Includes cash and cash equivalents

(B)
Includes trade receivables and other miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, payroll related accruals, debt facility and termination fee

(D)
Includes warrant liability

        We classify our fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value.

        Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

        Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

        Level 3 – Significant unobservable inputs which are supported by little or no market activity.

        Cash and cash equivalents are measured using Level 1 inputs.

        The September 23, 2013 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used at August 31, 2016 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 75%, and a risk free spot rate term structure.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The April 11, 2016 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used at August 31, 2016 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 75%, and a risk free spot rate term structure.

        The August 8, 2016 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used at August 31, 2016 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 75%, and a risk free spot rate term structure.

        As at August 31, 2016 we held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	4,477	4,477

        As at February 29, 2016, we held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	3	3

        A reconciliation of the Level 3 warrant liability measured at fair value for the three and six months ended August 31, 2016 follows:

	Warrants	$
Balance at February 29, 2016	2,088,750	3
Warrant issuance	299,999	1,175
Fair value adjustment – warrant liability	—	(249)

Balance at May 31, 2016	2,388,749	929

Warrant issuance	5,562,132	4,028
Fair value adjustment – warrant liability	—	(480)

Balance at August 31, 2016	7,950,881	4,477

Interest rate risk

        Cash, cash equivalents and our debt facility, which has interest rates with market rate fluctuations, expose us to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the three and six ended August 31, 2016 was $0.4 million and

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

$0.7 million on our cash, cash equivalents and debt facility (three and six months ended August 31, 2015 – expense of $0.6 million and $1.1 million).

Credit risk

        In addition to trade receivables and other receivables, we are exposed to credit risk on our cash and cash equivalents in the event that our counterparties do not meet their obligations. We do not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. We minimize credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. As at August 31, 2016 and August 31, 2015, we had no forward contracts in place. All foreign currency gains and losses related to forward contracts are included in foreign exchange gain (loss) in the consolidated statement of operations.

        As of August 31, 2016, if the U.S. dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on our foreign denominated financial instruments would have resulted in a nominal increase in after-tax net loss for the three and six months ended August 31, 2016 (three and six months ended August 31, 2015 – increase of $35 thousand) with an equal and opposite effect if the U.S. dollar had depreciated 1% against all foreign currencies at August 31, 2016.

Economic Dependence

        For the three months ended August 31, 2016, we were dependent on three key customers with respect to revenue. These customers represented approximately 24%, 13% and 11% of sales during that three month period [three months ended August 31, 2015 – three customers represented 37%, 26% and 10%].

        We were dependent on three key customers with respect to revenue in the six months ended August 31, 2016. These customers represented approximately 31%, 14% and 10% of sales for the six months ended August 31, 2016 [six months ended August 31, 2015 – two customers represented 44% and 19%].

Controls and Procedures

        At the end of the period covered by this MD&A (such period being the three and six months ended August 31, 2016), an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

CEO and CFO have concluded that our disclosure controls and procedures were effective as at August 31, 2016 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer, our CEO, and principal financial officer, our CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective and that there are no material weaknesses in our disclosure controls and procedures as of August 31, 2016.

Changes in Internal Control over Financial Reporting

        During the period covered by this report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Policies and Estimates

Inventory

        Inventory is valued at the lower of cost and net realizable value ("NRV"). The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory.

        We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based on factors including our estimated forecast of product demand, the stage of the product life cycle and production requirements for the units in question.

        We carry inventory for the purposes of supporting our product warranty. Our standard warranty is typically between 12 and 36 months but we earn revenue by providing enhanced and extended warranty and repair service during and beyond the standard warranty period. Customer service inventory consists of both component parts and finished units. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Revenue recognition

        We derive revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where conditions to final acceptance of the product are specified by the customer, revenue is deferred until acceptance criteria have been met.

        Our business agreements may also contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. We have determined the selling price both for the undelivered items and the delivered items using ESP.

        We generate revenue through direct sales and sales to distributors. We defer the recognition of a portion of sales to distributors based on estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns, stock rotations and other known factors.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty liability is estimated based on recent actual return experience and repair costs. Where product defects have been identified which would cause the cost or warranty experience to change, additional warranty costs are recognized.

        Shipping and handling costs borne by us are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        We generate revenue through royalty agreements as a result of the use of our intellectual property. Royalty revenue is recognized as it is earned.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Advanced Replacement and Extended Warranty

        We offer our customers the option to purchase advanced replacement and extended warranty contracts either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

        Advanced replacement is a service we sell which provides customers with the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by us to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to us. We repair and keep the returned unit.

        Our standard warranty for customers generally varies between 12 and 36 months. Our extended warranty programs enable customers to continue to have repairs made as needed and customer support guidance beyond the standard warranty period.

  Training

        We earn a minimal portion of our total revenue from the sale of training services primarily to installation companies. Only in rare circumstances do we provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to specialized companies. As a result, installation training revenue is generally not sold as a bundled service because it is sold to a different customer base. Further, any training that is provided is not essential to the functionality of our product offerings, and is thus considered an insignificant deliverable to the overall arrangement and is not considered a separate unit of accounting.

  Installation

        Periodically, a customer may request that we arrange for the installation of our equipment. Installations are performed by a third party service provider. In this case, a separate services agreement is created between us and the end-user of our equipment, and we sub-contract the installation to a qualified installer. Evidence that the revenue associated with the installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

Research and Development

        Our research costs are expensed as incurred. Our development costs are expensed as incurred unless we meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

temporary differences are expected to be recovered or settled. We provide a valuation allowance against our deferred tax assets when we believe that it is more likely than not that the assets will not be realized.

        We determine whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. We recognize accrued interest and penalties on unrecognized tax benefits as interest expense.

        We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the FASB issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers" which reflects decisions reached by the FASB at its meeting earlier in the year to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption permitted for the year beginning after December 15, 2016. We are currently assessing the impact this amendment will have on our consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements – Going Concern". The update provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. We are currently assessing the impact this amendment will have on our consolidated financial statements.

        In November 2015, the FASB issued ASU 2015-17, "Balance Sheet Classification of Deferred Taxes". The amendments in this Update eliminate the current requirement for companies to separate deferred income tax liabilities and assets into current and non-current amounts in a classified statement of financial position. Instead, companies will be required to classify all deferred tax liabilities and assets as non-current. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, with early adoption is permitted. We are currently assessing the impact this amendment will have on our consolidated financial statements.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        In February 2016, the FASB issued ASU No. 2016-02, "Leases". The amendments in this Update create Topic 842, Leases, and supersede the lease requirements in Topic 840, Leases. The Update will require companies to recognize a right-of-use asset and a lease liability in their balance sheets, while still distinguishing between finance leases and operating leases. For finance leases, the lessee would recognize interest on the lease liability separately from amortization of the right-of-use asset in the statement of comprehensive income, and for operating leases, the lessee would recognize a straight-line lease expense. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. We are currently assessing the impact this amendment will have on our consolidated financial statements.

        In March 2016, the FASB issued ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting". The amendments in this Update simplify several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statements of cash flows. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, with early adoption is permitted. We are currently assessing the impact this amendment will have on our consolidated financial statements.

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  Exhibit 99.3